UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42749

POMDOCTOR LIMITED

(Exact name of registrant as specified in its charter)

Yongxu Industrial Park No. 19-23 Hejing Road
Dongsha Street, Liwan District
Guangzhou 510000
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒   Form 40-F   ☐

Nasdaq Compliance with Minimum Bid Price Requirement

On November 5, 2026, POMDOCTOR LIMITED (the “Company”) received written notification from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) and is therefore in compliance with the continued listing requirements of the Nasdaq Global Market.

As a result, the hearing before the Nasdaq Hearings Panel that had been scheduled for November 12, 2026 has been cancelled. The Company’s securities will continue to be listed and traded on the Nasdaq Global Market.

On November 6, 2026, the Company issued a press release announcing its receipt of the Nasdaq notification. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

The information contained in this Report on Form 6-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POMDOCTOR LIMITED

Date: November 6, 2026
	By:	/s/ Zhenyang Shi
	Name:	Zhenyang Shi
	Title:	Chairman and Chief Executive Officer

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